SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549




                          FORM 6-K

                 REPORT OF FOREIGN PRIVATE ISSUER
                PURSUANT TO RULE 13a-16 OR 15d-16
                OF SECURITIES EXCHANGE ACT OF 1934


                  For the month of February 2003

      SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC

             31 Gresham Street, London, England, EC2V 7QA

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.:

Form 20-F.....x.... Form 40-F.........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.:

Yes......... No.....x....

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________)



Exhibit 1: AGM Statement announcement released by the London Stock Exchange on 27th November 2002

Exhibit 2: Holding(s) in Company announcement released by the London Stock Exchange on 29th November 2002

Exhibit 3: Holding(s) in Company announcement released by the London Stock Exchange on 9th December 2002

Exhibit 4: Holding(s) in Company announcement released by the London Stock Exchange on 13th December 2002

Exhibit 5: Statement re Investment announcement released by the London Stock Exchange on 18th December 2002

Exhibit 6: Statement re Sale Completion announcement released by the London Stock Exchange on 19th December 2002

Exhibit 7: Director Shareholding announcement released by the London Stock Exchange on 20th December 2002

Exhibit 8: Director Shareholding announcement released by the London Stock Exchange on 20th December 2002

Exhibit 9: Director Shareholding announcement released by the London Stock Exchange on 3rd January 2003

Exhibit 10: Issue of Equity announcement released by the London Stock Exchange on 22nd January 2003

Exhibit 11: Holding(s) in Company announcement released by the London Stock
            Exchange on 28th January 2003

Exhibit 12: Notice of Results announcement released by the London Stock
            Exchange on 5th February 2003





Exhibit 1

                                                               27 November 2002
                             Annual General Meeting


The Company announces that at the Annual General Meeting of the Company, held at 31 Gresham Street, London, EC2V 7QA, at 12.00 noon on Tuesday 26 November 2002, the Resolutions numbered 1 to 11 as set out in the Notice of Meeting were duly passed.

_____________________________________________________________________

Enquiries:

John Spedding
Schroder Investment Management Limited                            020 7658 3206

Exhibit 2


29 November 2002

By Facsimile

RNS
Old Broad Street
London
EC2N 1HP

Dear Sirs
                     Substantial Share Interest Notification

We are writing to advise you that the Company was notified on 29 November 2002, that BAE Systems Pension Funds Investment Management Limited has decreased its beneficial interest in the Company's issued capital to 3,250,000 ordinary shares, following sales amounting to 950,000 shares.

The holding, which is registered in the name of Chase Nominees Limited represents 3.18% of the Company's 102,265,699 shares in issue.

The date of the  transactions  was not disclosed.

Yours faithfully,


John Spedding
For SCHRODER INVESTMENT MANAGEMENT LIMITED
Secretaries

Exhibit 3

9 December 2002

By Facsimile

RNS
Old Broad Street
London
EC2N 1HP


Dear Sirs
                 Substantial Share Interest Notification

We are writing to advise you that the Company was notified on 6 December 2002, that BAE Systems Pension Funds Investment Management Limited has ceased to have a notifiable beneficial interest in the Company's issued capital following a sale of 250,000 shares.

The date of the transaction was not disclosed.


Yours faithfully,





John Spedding
For SCHRODER INVESTMENT MANAGEMENT LIMITED
Secretaries

Exhibit 4


13 December 2002

By Facsimile

RNS
Old Broad Street
London
EC2N 1HP


Dear Sirs

                     Substantial Share Interest Notification


We are writing to advise you that the Company was notified on 13 December 2002, that Fidelity International Limited has a notifiable interest in the Company's issued capital amounting to 3,490,793 ordinary shares. The holding, represents 3.41% of the Company's 102,265,699 shares in issue. The date of the transactions was not disclosed.

Yours faithfully,





John Spedding
For SCHRODER INVESTMENT MANAGEMENT LIMITED
Secretaries

Exhibit 5

For immediate release 18 December 2002


                               SVIIT
               INVESTMENT IN TRAVELODGE AND LITTLE CHEF


Funds advised by Permira have entered into an agreement to acquire Travelodge and Little Chef, the roadside hotel and restaurant chains from Compass Group PLC. SVIIT's share of the investment will be approximately GBP55 million.

Travelodge is the UK's second-largest budget hotel company with over 12,000 rooms located in key roadside and urban locations in the UK. Little Chef is the UK's leading roadside restaurant business with 368 outlets on major trunk roads, in addition to outlets on Compass Group's Moto sites. Both represent two of the leading brands in the UK hospitality industry. Permira intends to develop both businesses extensively over the next few years.

Completion of the sale is conditional only upon regulatory clearance from the European Commission and is expected to take place by the end of January 2003.

For  further  information, please contact:

Schroder Ventures International Investment Trust plc
Nick Ferguson                                                  020 7010 8911

Schroder Ventures (London) Limited
Alice Todhunter                                                020 7010 8925

GCI Financial
Emily Morris/Annabel O'Connor                                  020 7072 4226

Exhibit 6


For immediate release 19 December 2002


                                     SVIIT

                          COMPLETION OF HOMEBASE SALE

SVIIT has been advised that the Office of Fair Trading has approved the sale of Homebase to GUS plc.

As previously announced, SVIIT's share of proceeds from this realisation will be approximately GBP95 million, representing a premium of approximately GBP58 million to the 30 June 2002 valuation. This gain will add approximately 57p to SVIIT's net asset value per share.


For further information, please contact:

GCI Financial
Emily Morris/Annabel O'Connor                                    020 7072 4226

Exhibit 7

         NOTIFICATION OF INTEREST OF DIRECTORS AND CONNECTED
                            PERSONS

All relevant boxes should be completed in block capital letters.


1.       Name of company                                        2.       Name of director

         Schroder Ventures International Investment Trust plc            Nicholas Ferguson


3.       Please state whether notification indicates that it             Name of registered holder(s) and, if more than one
         is in respect of holding of the director named in 2             holder, the number of shares held by each of them
         above or holding of that person's spouse or children   4.       (if notified)
         under the age of 18 or in respect of a
         non-beneficial interest

         Director and Spouse                                             Schroder Nominees Limited

5.       Please state whether notification relates to a                  Please state the nature of the transaction. For
         person(s) connected with the director named in 2                PEP transactions please indicate whether
         above and identify the connected person(s)             6.       general/single co PEP and if discretionary/non
                                                                         discretionary

         Notification includes Mrs J Ferguson                            Market Purchase

7.       Number of                8.     Percentage of issued   9.    Number of               10.   Percentage of issued
         shares/amount of stock          class                        shares/amount of              class
         acquired                                                     stock disposed

         55,000                          0.054%                       -                             -

11.      Class of security        12.    Price per share        13.   Date of transaction     14.   Date company informed

         Ordinary Shares                 367p                         19 December 2002              19 December 2002

15.      Total holding following this notification              16.   Total percentage holding of issued class following
                                                                      this notification
         230,000 Ordinary Shares (beneficial)                         0.225%
         27,900 Ordinary Shares (non-beneficial)                      0.027%

If a director has been granted options by the company please complete the following boxes.


17.      Date of grant                                          18.      Period during which or date on which exercisable

19.      Total amount paid (if any) for grant of the option     20.      Description of shares or debentures involved:
                                                                         class, number

21.      Exercise price (if fixed at time of grant) or          22.      Total number of shares or debentures over which
         indication that price is to be fixed at time of                 options held following this notification
         exercise

23.      Any additional information                             24.      Name of contact and telephone number for queries.


                                                                         John Spedding Tel: 020 7658 3206

25.      Name and signature of authorised company official responsible for making this notification


         Date of notification 20 December 2002
                                                                    John Spedding
                                                                    For SCHRODER INVESTMENT MANAGEMENT LIMITED
                                                                    Secretaries

Exhibit 8

            NOTIFICATION OF INTEREST OF DIRECTORS AND CONNECTED
                                 PERSONS

All relevant boxes should be completed in block capital letters.


1.       Name of company                                        2.    Name of director

         Schroder Ventures International Investment Trust plc         John McLachlan


3.       Please state whether notification indicates that it          Name of registered holder(s) and, if more than one
         is in respect of holding of the director named in 2          holder, the number of shares held by each of them (if
         above or holding of that person's spouse or children   4.    notified)
         under the age of 18 or in respect of a
         non-beneficial interest

         Director                                                     Natwest PEP Nominees Limited as a registered holder
                                                                      of shares in a PEP plan.

5.       Please state whether notification relates to a               Please state the nature of the transaction. For PEP
         person(s) connected with the director named in 2       6.    transactions please indicate whether general/single
         above and identify the connected person(s)                   co PEP and if discretionary/non discretionary

         N/A                                                          Market purchase held through a PEP

7.       Number of                8.     Percentage of issued   9.    Number of               10.   Percentage of issued
         shares/amount of stock          class                        shares/amount of              class
         acquired                                                     stock disposed

         596                             0.00058%                     -                             -

11.      Class of security        12.    Price per share        13.   Date of transaction     14.   Date company informed

         Ordinary Shares                 367.63p                      20 December 2002              20 December 2002


15.      Total holding following this notification              16.   Total percentage holding of issued class following
                                                                      this notification

         16,423 Ordinary Shares                                       0.016%

If a director has been granted options by the company please complete the following boxes.


17.      Date of grant                                          18.      Period during which or date on which exercisable

19.      Total amount paid (if any) for grant of the option     20.      Description of shares or debentures involved:
                                                                         class, number

21.      Exercise price (if fixed at time of grant) or          22.      Total number of shares or debentures over which
         indication that price is to be fixed at time of                 options held following this notification
         exercise

23.      Any additional information                             24.      Name of contact and telephone number for queries.


         Director not yet informed                                       John Spedding Tel: 020 7658 3206


25.      Name and signature of authorised company official responsible for making this notification


         Date of notification 20 December 2002
                                                                    John Spedding
                                                                    For SCHRODER INVESTMENT MANAGEMENT LIMITED
                                                                    Secretaries

Exhibit 9

           NOTIFICATION OF INTEREST OF DIRECTORS AND CONNECTED
                                  PERSONS

All relevant boxes should be completed in block capital letters.


1.       Name of company                                        2.    Name of director

         Schroder Ventures International Investment Trust plc         Nicholas Ferguson


3.       Please state whether notification indicates that it          Name of registered holder(s) and, if more than one
         is in respect of holding of the director named in 2          holder, the number of shares held by each of them (if
         above or holding of that person's spouse or children   4.    notified)
         under the age of 18 or in respect of a
         non-beneficial interest

         Non-beneficial interest as Trustee of the N & J              Schroder Nominees Limited
         Ferguson Charitable Trust

5.       Please state whether notification relates to a               Please state the nature of the transaction. For PEP
         person(s) connected with the director named in 2       6.    transactions please indicate whether general/single
         above and identify the connected person(s)                   co PEP and if discretionary/non discretionary

         Jane Ferguson (wife of Nicholas Ferguson) is a               Market Purchase
         Trustee of the above mentioned Charitable Trust


7.       Number of                8.     Percentage of issued   9.    Number of               10.   Percentage of issued
         shares/amount of stock          class                        shares/amount of              class
         acquired                                                     stock disposed

         GBP100,000                      0.25%                        -                             -

11.      Class of security        12.    Price per share        13.   Date of transaction     14.   Date company informed

         Convertible Bonds 2011          91p                          3 January 2003                3 January 2003


15.      Total holding following this notification              16.   Total percentage holding of issued class following
                                                                      this notification

         230,000 Ordinary Shares (beneficial)                         0.225%
         27,900 Ordinary Shares (non-beneficial)                      0.027%
         GBP100,000 Convertible Bonds (non-beneficial)                0.25%

If a director has been granted options by the company please complete the following boxes.


17.      Date of grant                                          18.      Period during which or date on which exercisable

19.      Total amount paid (if any) for grant of the option     20.      Description of shares or debentures involved:
                                                                         class, number

21.      Exercise price (if fixed at time of grant) or          22.      Total number of shares or debentures over which
         indication that price is to be fixed at time of                 options held following this notification
         exercise

23.      Any additional information                             24.      Name of contact and telephone number for queries.


                                                                         John Spedding Tel: 020 7658 3206

25.      Name and signature of authorised company official responsible for making this notification


         Date of notification 3 January 2003
                                                                    John Spedding
                                                                    For SCHRODER INVESTMENT MANAGEMENT LIMITED
                                                                    Secretaries

Exhibit 10
                                                                 22 January 2003

             Conversion of Subordinated Convertible Bonds Due 2011


Schroder Ventures International Investment Trust plc announces that investors holding GBP500,000 subordinated convertible bonds due 2011 have given notice to the Company to convert their bonds into ordinary shares.


As a result, a total of 125,313 ordinary shares have been allotted and application has been made to the UK Listing Authority and the London Stock Exchange for the listing and admission to trading of these ordinary shares. The shares will rank pari passu with the ordinary shares in issue on the conversation date save that they will not be entitled to any dividends or other distributions declared, made or paid either in respect of any financial period ended prior to such conversion date or by reference to a record date prior to such conversion date.


Following the allotment of these shares, the Company's issued share capital has increased to 102,391,012 ordinary shares.





Enquiries:

John Spedding
Schroder Investment Management Limited          Tel: 020 7658 3206

Exhibit 11



28 January 2003




RNS
Old Broad Street
London
EC2N 1HP



Dear Sirs


                    Substantial Share Interest Notification



We are writing to advise you that the Company was informed on 27 January 2003 that Legal & General Investment Management have an interest in 3,414,923 shares in the Company representing 3.34% of the 102,391,012 shares in issue. The shares are registered in the name of HSBC Global Custody Nominee (UK) Limited.




Yours faithfully,







John Spedding
For SCHRODER INVESTMENT MANAGEMENT LIMITED
Secretaries

Exhibit 12

For immediate release            5 February 2003

Schroder Ventures International Investment Trust plc (SVIIT)

Forthcoming Preliminary Results


SVIIT will announce preliminary results* for the six month period ended 31 December 2002 on Tuesday 11 March 2003.

For further information, please contact:

Alice Todhunter
Schroder Ventures (London) Limited
Tel: 020 7010 8925

Emily Morris
GCI Financial
Tel: 020 7072 4200

* As previously advised, SVIIT has changed its year-end to 31 December.

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



              SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC




Date: 7th February 2003


                          By:.John Spedding
                          Company Secretary

                          For and on behalf of Schroder Investment
                          Management Limited, Secretaries